Exhibit 99.1

ZIM Announces Large-Scale Long-Term LNG Bunkering Agreement with Shell

ZIM to Operate First LNG Fueled Vessels in Asia to USEC Trade

Agreement Secures Competitive Terms and Efficient LNG Supply

Haifa, Israel, August 31, 2022 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today the signing of a ten-year marine liquefied natural gas (“LNG”) sales and purchase agreement, valued at more than one billion US Dollars, with Shell NA LNG, LLC (“Shell”) to supply ten LNG-fueled vessels that will be deployed on ZIM’s flagship ZIM Container Service Pacific (ZCP), on the Asia to USEC trade. These ten 15,000 TEU vessels are expected to enter into service during 2023-2024 and will be transporting goods from China and South Korea to US East Coast and the Caribbean.

About 23% of total shipping emissions are from the container segment alone1 and with increasing global trade of goods, these emissions need to be addressed on a prompt basis. LNG is the lowest carbon fuel available at scale today and it provides ~20% less GHG emissions when compared to conventional marine fuels.2 In addition to GHG emissions reduction, LNG emits virtually no Sulphur oxides (SOx) and particulate matter (PM), while significantly reducing nitrogen oxide (NOx) emissions.

1 ICCT - https://theicct.org/sites/default/files/publications/Global-shipping-GHG-emissions-2013-2015_ICCT-Report_17102017_vF.pdf
2 2nd Lifecycle GHG Emission Study on the use of LNG as a Marine Fuel from Sphera (formerly thinkstep)

For ZIM, on the basis that LNG emits ~20% less GHG emissions when compared to conventional marine fuels, using LNG on these ten ships is equivalent to having two out of the ten vessels in the fleet with zero emission.

Eli Glickman, ZIM President & CEO, stated, “With the addition of significant LNG-powered capacity to our fleet, beginning in 2023, we have positioned ZIM as a leader in carbon intensity reduction among global liners. We are pleased to execute this long-term supply agreement with Shell to secure LNG at competitive terms and look forward to partnering with a global industry leader such as Shell as we take an important step to ensure our fuel sourcing is well planned and of the highest quality. Our growing LNG-powered fleet will enable ZIM to be more carbon and cost efficient, while improving our competitive position, particularly on the strategic Asia to USEC trade, and allowing customers to reduce their carbon footprint.”

Steve Hill, Executive Vice President, Energy Marketing at Shell, said: “We would like to congratulate ZIM for introducing the world’s first LNG fueled Very Large Container Ship (VLCS) fleet to operate on the Asia-North America shipping route. We are delighted to collaborate with them on their impressive efforts to reduce emissions in their maritime supply chain. Decarbonization of the shipping industry must begin today, and LNG is a lower emission fuel choice currently available in meaningful volumes, and via liquefied biomethane and liquified e-methane, offers a credible pathway to net zero GHG emissions.”

The above-described agreement with Shell may also cover other trades where ZIM LNG vessels could be deployed.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in approximately 100 countries serving approximately 30,000 customers in over 350 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
This press release contains or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s new service capabilities and advantages, future financial results thereof, as well as its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, LNG, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2021 Annual Report filed with the SEC on March 9, 2022.

Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

ZIM contacts

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com